mF INTERNATIONAL LTD.

April 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Alexandra Barone, Jeff Kauten, Staff Attorney

Re:	mF International Limited
Amendment No.1 to Draft Registration Statement on Form F-1
Filed March 10, 2023
CIK No. 0001940941

Dear Ms. Alexandra Barone and Mr. Jeff Kauten:

mF International Limited (the “Company” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated March 23, 2023, regarding our Registration Statement on Form F-1 submitted on March 10, 2023. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. Please disclose the location of your auditor’s headquarters.

Response: In response to the Staff’s comment, we have amended the cover page of Amendment No.2 to disclose the location of our auditor’s headquarters.

Business

Clients, page 60

2. We note your response to prior comment 11. Please expand your disclosure on page 60 to address whether you have any key clients on which you are dependent. If so, please disclose the material terms of any written contracts with such key clients.

Response: In response to the Staff’s comment, we have updated our disclosure on page 60 of Amendment No.2 to indicate that there is no key client on which we are dependent.

Executive Compensation, page 76

3. Please update this section include the executive compensation disclosure for the year ended December 31, 2022. Refer to Item 6.B. of Form 20-F.

Response: In response to the Staff’s comment, we have updated our disclosure on page 76 of Amendment No.2 to include the executive compensation disclosure for the year ended December 31, 2022.

Notes to Unaudited Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment at fair value, page F-35

4. We note your response to our prior comment 14 and your new disclosure that investments at fair value relate to buying the currency of one country while selling that of another. Given that your loss due to the change in fair value of financial assets was approximately 23% of net income for the six months ended June 30, 2022, please discuss fully in MD&A under results of operations the facts and circumstances resulting in the loss. Your disclosure should state the currency that was purchased that gave rise to the unrealized loss. Also, given the volatility involved, enhance your disclosure in the liquidity section of MD&A to state the notional values of the currencies you are buying and selling. Disclose the business reason for entering these transactions and discuss any potential risk regarding trading in foreign currencies.

Response: In response to the Staff’s comment, we have updated our disclosure on pages 13, 39, 43 and 45 of Amendment No.2 to supplement the disclosure regarding trading in foreign currencies.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Lisa Forcht, Esq., of Hunter Taubman Fischer& Li LLC, at 646-315-0496.

Very truly yours,

/s/
Name:	Tai Wai (Stephen) Lam
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC